PROVIDENT™

Provident Financial Holdings, Inc.

**December 31, 2005**

www. myprovident.com

# Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2005, as amended. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

# Market Highlights

| Provident Financial Holdings, Inc. | |
|---|---|
| Nasdaq NM: | PROV |
| Share price: | $26.30 |
| 52-week range: | $25.04 - $30.96 |
| Shares outstanding | 6,823,796 shares |
| Market cap: | $179.5 million |
| P/E (ttm): | 8.07 |
| EPS (ttm): | $3.26 |
| Annual div & yield: | $0.56 (2.13%) |
| Div distribution date: | 16-Dec-05 |
| Div record date: | 22-Nov-05 |
| | |
| As of December 31, 2005. | |

PROVIDENT
Provident Financial Holdings, Inc.

# Organizational Chart



Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp
Real Estate Operations

# PROV Overview

Provident Financial Holdings, Inc.

**Regional Banking Services Company Based in the Inland Empire Area of Southern California**

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- Outstanding asset quality
- Largest independent community bank headquartered in Riverside County, California

# PROV Overview

## Southern California



San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

**Provident Bank**

**Full Service Offices:**

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside (Summer 2006)
- Moreno Valley
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

**Provident Bank Mortgage**

**Wholesale Offices:**

- Rancho Cucamonga
- San Diego

**Retail Offices:**

- Call Center, Riverside
- Carlsbad
- Corona
- Diamond Bar
- Fullerton
- Glendora
- Huntington Beach
- La Quinta
- Rancho Mirage
- Riverside
- Temecula
- Torrance

Provident Financial Holdings, Inc.

## Attractive Inland Empire Market

- "Housing construction in the Inland Empire should continue to be one of the most vibrant in the nation."
  *Source: California Building Industry Association 2006 Housing Forecast.*
- "The Inland Empire will continue to be California's fastest-growing urban area over the next 10 years, gaining 10,000 people a year through 2010. Many companies in the past few years have opened new offices or moved to the Inland Empire to accommodate shorter commutes and more affordable housing for employees"
  *Source: USC Lusk Center 2006 Casden Real Estate Economics Forecast.*
- "Riverside and San Bernardino Counties comprise the best market in the country for constructing warehouses and new distribution centers. An ever-increasing amount of cargo transported through the region has turned the Inland Empire into a major distribution center and led to the development of modern warehouse and distribution facilities."
  *Source: USC Lusk Center 2006 Casden Real Estate Economics Forecast.*

# Business Strategy

**Holding Company**

- Prudent share repurchase program
- Prudent cash dividend policy

**Provident Bank**

- Asset growth - loans vs. investments
- Loan portfolio mix - “preferred loans” vs. single-family loans
- Deposit growth vs. wholesale funding

**Provident Bank Mortgage**

- Loan origination mix - purchase vs. refinance
- High margin products - e.g. seconds, alt-A fixed and alt-A  adjustable loans vs. all other loans

# PROV Highlights

Provident Financial Holdings, Inc.

| Financial Position: | As of 12/31/2005 | As of 09/30/2004 |
|---|---|---|
| Total assets …………………….. | $ 1.58 billion | $ 1.45 billion |
| Loans held for investment ……… | $ 1.16 billion | $ 956.5 million |
| Deposits ……………………….. | $ 945.1 million | $ 874.8 million |
| Equity …………………………… | $ 130.5 million | $ 112.1 million |
| Tangible equity ………………… | $ 130.4 million | $ 111.9 million |

| Financial Results: | Quarter Ended 12/31/2005 | Quarter Ended 09/30/2004 |
|---|---|---|
| Net income …………………….. | $ 8.4 million | $ 4.3 million |
| Return on average equity ……… | 26.12% | 15.35% |
| Return on average assets …….. | 2.13% | 1.24% |
| Net interest margin ……………. | 2.87% | 3.03% |
| Efficiency ratio ………………….. | 34.72% | 47.43% |
| Total loan originations …………. | $ 452.8 million | $ 521.2 million |
| Provident Bank ……………….. | $ 52.4 million | $ 84.9 million |
| Provident Bank Mortgage …. | $ 400.4 million | $ 436.3 million |

Provident Financial Holdings, Inc.

# Quarterly Net Income


9% C.A.G.R.*
(In millions)
$5.0
$4.8
$4.6
$4.4
$4.2
$4.0
$3.8
$4.3
$5.0
$4.6
$4.8
$4.9
$4.8
09/04
12/04
03/05
06/05
09/05
12/05**
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

** Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Net Income was $8.4 million as described in the second quarter Earnings Release of January 23, 2006.

Provident Financial Holdings, Inc.

# Pre-Tax Income - Operating Segments



(In millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$4.5
$3.3
$4.5
$4.1
$3.2
$4.9
$3.8
$4.6
$3.2
$5.5
$2.1
$6.3
68% C.A.G.R.*
09/04
12/04
03/05
06/05
09/05
12/05**
(Quarter Ended)
Community Banking
Mortgage Banking

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

** Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $12.5 million as described in the Operating Segment Reports of Form 10-Q.

# Quarterly Net Interest Income



(In millions)
$11.2
$11.0
$10.8
$10.6
$10.4
$10.2
$10.0
$9.8
$9.6
$9.4
$10.0
$10.4
$11.0
$11.2
$11.0
$11.0
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)

Provident Financial Holdings, Inc.

# Non-Interest Income


(In millions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$1.7
$4.4
$1.4
$5.1
$1.2
$4.2
$1.4
$5.1
$1.6
$4.4
$1.7
$3.4
09/04
12/04
03/05
06/05
09/05
12/05*
(Quarter Ended)
Gain on Sale of Loans
Other Fees

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Other Fees was $8.0 million as described in the second quarter Earnings Release of January 23, 2006.

# Operating Expenses


(In millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$7.6
$8.0
$7.9
$8.9
$8.2
$7.8
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)

# Net Interest Margin



3.25%
3.00%
2.75%
2.50%
2.25%
2.00%
3.03%
2.93%
2.98%
2.90%
2.80%
2.87%
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)

Provident Financial Holdings, Inc.

# Net Interest Margin vs. Fed Funds


4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%

| | 03/04 | 06/04 | 09/04 | 12/04 | 03/05 | 06/05 | 09/05 | 12/05 |
|---|---|---|---|---|---|---|---|---|
| NIM (%) | 3.09% | 2.95% | 3.03% | 2.93% | 2.98% | 2.90% | 2.80% | 2.87% |
| Fed Funds (%) | 1.00% | 1.25% | 1.75% | 2.25% | 2.75% | 3.25% | 3.75% | 4.25% |

# G&A to Average Assets



2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
2.22%
2.18%
2.07%
2.24%
2.01%
1.97%
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)

# Efficiency Ratio



52.50%
50.00%
47.50%
45.00%
42.50%
40.00%
47.43%
47.65%
48.45%
50.63%
48.17%
48.27%
09/04
12/04
03/05
06/05
09/05
12/05*
(Quarter Ended)

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, the Efficiency Ratio was 34.72% as described in the second quarter Earnings Release of January 23, 2006.

# Return on Average Assets


1.40%
1.35%
1.30%
1.25%
1.20%
1.15%
1.10%
1.24%
1.37%
1.20%
1.22%
1.22%
1.20%
09/04
12/04
03/05
06/05
09/05
12/05*
(Quarter Ended)

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Assets was 2.13% as described in the second quarter Earnings Release of January 23, 2006.

# Return on Average Equity



18.00%
17.50%
17.00%
16.50%
16.00%
15.50%
15.00%
14.50%
14.00%
13.50%
15.35%
17.60%
15.48%
15.93%
15.80%
15.00%
09/04
12/04
03/05
06/05
09/05
12/05*
(Quarter Ended)

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Equity was 26.12% as described in the second quarter Earnings Release of January 23, 2006.

# Diluted Earnings per Share



13% C.A.G.R.*
$0.72
$0.70
$0.68
$0.66
$0.64
$0.62
$0.60
$0.58
$0.56
$0.54
$0.60
$0.71
$0.64
$0.68
$0.71
$0.70
09/04
12/04
03/05
06/05
09/05
12/05**
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

** Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Diluted Earnings per Share was $1.23 as described in the second quarter Earnings Release of January 23, 2006.

# Book Value per Share

PROVIDENT
Provident Financial Holdings, Inc.



15% C.A.G.R.*
$19.50
$19.00
$18.50
$18.00
$17.50
$17.00
$16.50
$16.00
$15.50
$15.00
$14.50
$14.00
$16.03
$16.01
$16.60
$16.59
$17.09
$17.08
$17.68
$17.67
$18.22
$18.21
$19.12
$19.12
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

PROVIDENT
Provident Financial Holdings, Inc.

# Community Banking

PROVIDENT
Bank ™
More for you everyday.

# Total Assets



(In millions)
$1,650
$1,600
$1,550
$1,500
$1,450
$1,400
$1,350
$1,446
$1,516
$1,623
$1,632
$1,631
$1,576
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)

Provident Financial Holdings, Inc.

# Loan to Investment Mix



(In millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$269
$263
$249
$232
$214
$200
$957
$1,039
$1,098
$1,132
$1,128
$1,162
17% C.A.G.R.*
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

# Provident Bank Loan Originations (Primarily "Preferred Loans")


(In millions)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$85
$62
$72
$73
$84
$52
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)

# Loan Portfolio Mix
## (Loans Held for Investment)



(In millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$824
$325
$13
As of 12/31/2005
Single-Family
"Preferred Loans"
Other



(In millions)
$700
$600
$500
$400
$300
$200
$100
$ -
$672
$272
$13
As of 09/30/2004
Single-Family
"Preferred Loans"
Other

"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

# Asset Quality

Provident Financial Holdings, Inc.

## Non-Performing Assets ("NPA") & NPA to Total Assets



($ in thousands)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
(Percentage)

| | 09/04 | 12/04 | 03/05 | 06/05 | 09/05 | 12/05 |
|---|---|---|---|---|---|---|
| Non-Performing Assets | $1,074 | $1,146 | $584 | $590 | $1,811 | $849 |
| NPA to Total Assets | 0.07% | 0.08% | 0.04% | 0.04% | 0.11% | 0.05% |

# Asset Quality

Provident Financial Holdings, Inc.

**Provision for Loan Losses (PLL) &**
**Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)**



$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
($100)
($ in thousands)
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
-0.10%
(Percentage)

| | 09/04 | 12/04 | 03/05 | 06/05 | 09/05 | 12/05 |
|---|---|---|---|---|---|---|
| PLL | $642 | $260 | $404 | $335 | $65 | $(27) |
| ALL to LHI | 0.86% | 0.81% | 0.80% | 0.81% | 0.82% | 0.79% |

# Transaction Accounts, CDs & Borrowings



(In millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$426
$331
$544
$463
$381
$530
$530
$425
$518
$561
$434
$485
$507
$489
$474
$467
$500
$445
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

# Deposit Composition


(In millions)
As of 12/31/2005
$500
$225
$133
$51
$36
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
CD's
Savings
Interest Checking
Non-Interest
Money Market


(In millions)
As of 09/30/2004
$331
$331
$121
$45
$47
$350
$300
$250
$200
$150
$100
$50
$-
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

# Mortgage Banking

PROVIDENT
Provident Financial Holdings, Inc.

PROVIDENT
Bank Mortgage™
Faster funded home loans.

# Provident Bank Mortgage Loan Originations

(In millions)



$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$145
$291
$157
$308
$109
$330
$103
$335
$103
$369
$99
$301
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)
Saleable
Portfolio

Provident Financial Holdings, Inc.

# PBM Purchase vs. Refinance


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

| | 09/04 | 12/04 | 03/05 | 06/05 | 09/05 | 12/05 |
|---|---|---|---|---|---|---|
| Refinance | 32% | 37% | 40% | 43% | 55% | 51% |
| Purchase | 68% | 63% | 60% | 57% | 45% | 49% |

**(Quarter Ended)**

PROVIDENT
Provident Financial Holdings, Inc.

# "High Margin" vs. "Low Margin" Products



(In millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$74
$98
$104
$104
$119
$71
$217
$210
$226
$231
$250
$230
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

# Gain on Sale Margin



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.53%
1.51%
1.15%
1.40%
1.23%
1.10%
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)

Provident Financial Holdings, Inc.

# Capital Management

# Stockholders' Equity

Provident Financial Holdings, Inc.



(In millions)
$135
$130
$125
$120
$115
$110
$105
$100
13% C.A.G.R.*
$112
$116
$120
$123
$126
$131
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

Provident Financial Holdings, Inc.

# Share Repurchase Program



180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

| | 09/04 | 12/04 | 03/05 | 06/05 | 09/05 | 12/05 |
|---|---|---|---|---|---|---|
| Shares Repurchased | 110,000 | 0 | 28,470 | 66,900 | 28,000 | 169,015 |
| Average Cost per Share | $23.23 | $0.00 | $27.94 | $27.26 | $28.30 | $27.25 |

(Quarter Ended)

Provident Financial Holdings, Inc.

# Cash Dividend per Share



$0.10
$0.14
$0.14
$0.14
$0.14
$0.14
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)

# Consolidated Capital Ratio



8.40%
8.20%
8.00%
7.80%
7.60%
7.40%
7.20%
7.00%
6.80%
7.75%
7.74%
7.68%
7.67%
7.36%
7.36%
7.54%
7.53%
7.74%
7.74%
8.28%
8.28%
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

# Bank Capital Ratio



Tier 1 Core Capital Ratio
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
6.43%
6.31%
6.05%
6.56%
6.90%
8.02%
09/04
12/04
03/05
06/05
09/05
12/05
(Quarter Ended)

# Stock Performance



$130
$120
$110
$100
$90

| | Jun 2004 | Sep 2004 | Dec 2004 | Mar 2005 | Jun 2005 | Sep 2005 | Nov 2005 |
|---|---|---|---|---|---|---|---|
| PROV | $100 | $123 | $123 | $128 | $121 | $122 | $120 |
| Nasdaq Bank Index | $100 | $102 | $112 | $103 | $107 | $107 | $112 |
| Nasdaq Stock Index | $100 | $93 | $106 | $98 | $101 | $106 | $110 |

**Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on June 30, 2004 and that all dividends were reinvested.**

PROVIDENT

Provident Financial Holdings, Inc.

PROV

NASDAQ

LISTED

www.myprovident.com